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                               DYKEMA GOSSETT PLLC
                               1300 I Street, N.W.
                                 Suite 300 West
                             Washington, D.C. 20005
                              Tel.: (202) 906-8600
                               Fax: (202) 906-8694


                                 August 25, 2005


FILED VIA EDGAR
Harry Eisenstein, Esq.
Division of Investment Management
Securities and Exchange Commission
901 E Street, N.W.
Washington, D.C. 20549

Re:      John Hancock Trust
         Preliminary Proxy Statement on Schedule 14A
         Preliminary Information Statement on Schedule 14C
         -------------------------------------------------

Dear Mr. Eisenstein:

         This letter responds to the comments of the staff of the Securities and Exchange Commission (the "Commission"), which you communicated to me by telephone on August 15, 2005, with respect to the preliminary proxy statement on
Schedule 14A and preliminary information statement on Schedule 14C of John Hancock Trust (the "Trust") (formerly, Manufacturers Investment Trust), which were filed with the Commission on August 1, 2005 (although filed separately, the documents are substantially the same and are collectively referred to herein as the "Proxy Statement"). Capitalized terms have the meanings given them in the Proxy Statement; page references are to the bottom page pagination of the August 1, 2005 EDGAR filings.

    COMMENT        PROXY
     NUMBER        PAGE      COMMENT

      1              5       In the advisory fee table footnote regarding
                             aggregation of assets, state the asset sizes of the existing funds whose net assets will be aggregated.

                  Response:  The requested disclosure will be made in the
                             footnotes to both the advisory and subsadvisory fee tables.

      2              6       For clearer presentation, the expense table should
                             be re-formatted so that the column captions are the Series I, II, III and NAV shares (Current and
                             Amended Advisory Agreements) and the row captions are the different expense items.

                  Response:  The table of expenses under the Current and Amended
                             Advisory Agreements will be re-formatted in the manner requested.

      3             10       Under "Evaluation by the Board of Trustees," the
                             discussion regarding the overall business arrangement between the Adviser and GMO should specify the


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                             conflicts of interest that are referred to and
                             describe more explicitly the nature of the arrangement giving rise to the conflicts of interest (i.e., the termination and "lock-up" provisions).

                  Response:  The disclosure will be revised in the manner
                             requested.

      4             20       In the table of comparable funds managed by the new
                             subadviser, GMO, it would be helpful to note any applicable breakpoints with respect to the GMO management fee rates and to indicate, where applicable, the portion (%) of a fund's assets that are managed by GMO.

                  Response:  The disclosure will be revised to make clear that the GMO fee rates for the named GMO funds are the same at all asset levels. The Managed Trust is the only fund listed in the table with respect to which GMO manages only a portion of the assets, and the disclosure will be revised to indicate the portion (%) that is managed by GMO.

         The Trust acknowledges that the adequacy and accuracy of the disclosure in the Proxy Statement is its responsibility. The Trust also acknowledges that staff comments or changes in response to staff comments in the proposed disclosure in the Proxy Statement do not foreclose the Commission from taking any action with respect to the Proxy Statement. The Trust represents to the Commission that staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please call me at 202-906-8712 or John W. Blouch of this office at 202-906-8714 if you have any questions.

                                             Very truly yours,

                                             DYKEMA GOSSETT PLLC

                                             /s/ Bruce W. Dunne

                                             Bruce W. Dunne